Darren K. DeStefano

T: +1 703 456 8034

ddestefano@cooley.com

January 17, 2013

VIA EDGAR

John M. Ganley

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gladstone Capital Corporation

Registration Statement on Form N-2

(File Nos. 814-237 & 333-185191)

Dear Mr. Ganley:

On behalf of Gladstone Capital Corporation (the “Fund”), we are providing this letter in response to comments (the “Comments”) received from the staff of the Securities and Exchange Commission’s Division of Investment Management (the “Staff”) by letter dated December 28, 2012, with respect to the Registration Statement on Form N-2 (the “Registration Statement”), filed November 29, 2012. Simultaneously herewith, the Company is filing Pre-effective Amendment No. 1 to the Registration Statement, consisting solely of Part C of Form N-2, for the purpose of adding exhibits to the Registration Statement.

Set forth below are the Fund’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience we have incorporated into this response letter.

Cover Page

1.	Item 1.c of Form N-2 requires a fund to include the title of securities offered on the outside front cover of a prospectus. In addition to other securities, the Fund has listed subscription rights and warrants. The Fund, however, has included in the registration statement separate forms of prospectus supplements for (1) subscription rights for common stock; (2) subscription rights for preferred stock; (3) warrants for common stock; and (4) warrants for preferred stock. Please disclose each of these types of securities on the cover page. In addition, please ensure that each of these types of securities are identified on the facing page of the registration statement in the table captioned “Calculation of Registration Fee Under the Securities Act of 1933.”

As discussed with the Staff, it is our understanding that the Staff will not object if the Company does not update the registration fee table and continues to present the cover page of the prospectus included in the Registration Statement in substantially

January 17, 2013

Page Two

the same manner as was included in the initial filing. Further, as discussed with the Staff, the Company intends to conform certain disclosures concerning the securities being registered in the final prospectus that will be filed after the effectiveness of the Registration Statement.

Legal Matters (page 113)

2.	This section states that the legality of the securities offered will be passed upon by Cooley LLP. Please confirm that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement. See Staff Legal Bulletin (CF) No. 19, ¶ II.B.2.a (Oct. 14, 2011) (http://www.sec.gov/interps/legal/cfslb19.htm).

In response to the Staff’s comment, the Fund confirms that, at the time of each offering of securities pursuant to the Registration Statement, appropriate legality opinions will be filed by post-effective amendment to the Registration Statement.

Consolidated Changes in Net Assets (page F-5)

3.	The line captioned “Return of Capital Distributions” shows that the Fund made a return of capital distribution of $1,461,000 during the fiscal year ended September 30, 2012. Such a distribution must be accompanied by a written statement clearly disclosing the distribution is a return of capital. See Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder. Disclosure on page 46 of the prospectus states that the Fund will send a written Section 19(a) notice to shareholders when required by Section 19(a). We note that although the Fund’s website has a link captioned “19(a) notices,” no notices were posted for 2012. See http://gladstonecapital.investorroom.com/index.php?s=121&cat=1. Accordingly, it is unclear whether the required notices have been sent to shareholders. Please inform us whether written statements were sent to shareholders pursuant to Section 19(a) concerning the return of capital distributions in fiscal year 2012.

In response to the Staff’s comment, the Company supplementally advises the Staff that it did not provide any notices to its stockholders under Section 19(a) during the fiscal year ended September 30, 2012, as such notices were not required. The Company advises the Staff that, at the time of each distribution to stockholders, the Company’s board of directors estimates whether any portion of the distribution will be paid from any source other than net investment income determined in accordance with United States generally accepted accounting principles (“GAAP”). At the time of each distribution during the fiscal year ended September 30, 2012, the Company’s board of directors estimated that the distribution would be made entirely from net investment income. Moreover, ultimately the aggregate distributions to common stockholders for the fiscal year were approximately $17.7 million, as compared to net investment income for the fiscal year of approximately $19.0 million. Accordingly, because distributions did not exceed net investment income, no disclosure under Section 19(a) was required.

January 17, 2013

Page Three

As noted by the Staff, for the fiscal year ended September 30, 2012, the Company reported that a portion of its distributions to common stockholders constituted a return of capital for income tax purposes. This return of capital resulted from the fact that the Company realized certain losses on its investments during the fiscal year. Although these losses did not impact the Company’s net investment income (as determined in accordance with GAAP), they were required to be recognized as ordinary losses for income tax purposes, which had the effect of lowering the Company’s ordinary income for tax purposes to approximately $16.2 million. For tax purposes, to the extent that the Company’s distributions to stockholders exceeded its ordinary income, such distributions constituted a return of capital. The Company advises the Staff that, in accordance with Internal Revenue Code requirements, the Company causes its transfer agent, Computershare Shareholder Services LLC, to annually deliver to stockholders a Form 1099-DIV, which identifies the tax characterization of the Company’s distributions for the year.

General Comments

4.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Staff’s comment is noted.

5.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

In response to the Staff’s comment, we supplementally advise the Staff that the Company believes that, following the filing of Amendment No. 1, the Registration Statement is complete.

6.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (“Securities Act”), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

In response to the Staff’s comment, we supplementally advise the Staff that the Company has not omitted any information from the form of prospectus included in the Registration Statement pursuant to Rule 430A.

7.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

In response to the Staff’s comment, we supplementally advise the Staff that the Company has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

January 17, 2013

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8.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

As noted in this response letter, the Company is simultaneously herewith filing Amendment No. 1 to add certain exhibits to the Registration Statement.

9.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Staff’s comment is noted. Additionally, the Fund and its management acknowledge that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*    *    *    *    *

You may fax any comment letters concerning the Form N-2 to (703) 456-8100 and direct any questions or comments concerning this response letter to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	David Gladstone, Gladstone Capital Corporation

Michael LiCalsi, Gladstone Capital Corporation

David Watson, Gladstone Capital Corporation

Thomas R. Salley, Cooley LLP